Exhibit 99.1

Canaan Announces Partnership with Cathay to Launch AI Facial Recognition Module and AI Chip in Japan

BEIJING, April. 23, 2021 (GLOBE NEWSWIRE) — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has entered into a partnership (the “Partnership”) with Cathay Tri-Tech., Inc. (“Cathey”) to introduce its AI facial recognition module, which utilizes its Kendryte K210 AI chip, to the Japanese market. Since establishing the partnership, Canaan’s international customer base now covers the United States, Japan, South Korea, Germany, Israel, and other countries across the globe.

Founded in 1993 and headquartered in Japan, Cathay has been involved in the development, design, manufacturing, and production of embedded software and products for mobile communications terminals and Internet of Things (“IoT”) M2M (“Machine-to-Machine”) devices, including cloud servers.

Canaan’s AI facial recognition module uses the Company’s self-developed Kendryte K210 AI chip, which was designed specifically for processing machine vision tasks, such as facial and image recognition, as well as different areas of audio processing. Due to its small size and low power consumption, Canaan’s AI facial recognition module maintains a variety of application scenarios, including facial recognition vending machines, smart access controls, smart door locks, and elevator control systems. The Company’s Kendryte K210 AI chip and AI facial recognition module will be the first edge computing, C-series of AI products sold by Cathay. To develop the C-series edge computing AI products, Cathay will provide EVB evaluation boards, SDKs, and reference circuit designs.

Canaan will explore new application scenarios for its AI solutions through its collaborations with Cathay. Conscious of developer challenges, Canaan has provided developers with a wide array of tools to ensure that its AI facial recognition module can be adapted for a large number of application scenarios. In addition, Cathay plans to utilize Canaan’s AI facial recognition module and its existing IoT product line to develop an Artificial Intelligence of Things (“AIoT”) product line. As such, Cathay will continue to provide high-value products and services alongside its SIMCom communications module.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “The increasingly attractive nature of our AI solutions has enabled us to forge a partnership with Cathay, expand our international coverage, and explore more applications of our AI solutions. Compared with other AI facial recognition modules, our module is quite competitive both in terms of size and power consumption. In addition, our AI facial recognition module has a recognition accuracy of more than 99.6%. Looking ahead, we believe that our ongoing development and refinement of our AI solutions will allow us to establish more win-win relationships with companies overseas.”

About Cathay Tri-Tech., Inc

Established in 1993, Cathay is headquartered in Yokohama, Japan, and is a subsidiary of THine Electronics, Inc. Cathay develops, designs, and manufactures mobile communications software and mobile communications equipment. Since 2013, Cathay has been involved in the development, design, manufacturing, and production of embedded software and products for mobile communications terminals and IoT M2M (“Machine-to-Machine”) devices, including cloud servers. Cathay also provides maintenance services and consulting services.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China’s national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world’s first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

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